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EXHIBIT 10.11


Austin Energy              City of Austin
                           Austin's Community-Owned Electric Utility
                           Town Lake Center 721 Baron Springs Road Austin Texas
                           78704-1194  (512) 322-9800

February 27, 2004

Salim Rana
Chief Executive Officer
Suite 144
5001 East Bonanza Road
Las Vegas, NV 89110

Dear Salim:

I am writing to follow up on our meeting at the office of Lithium House on February 16, 2004. As I mentioned, the City of Austin and its municipally-owned electric utility, Austin Energy, have been exploring the electric vehicle industry in an effort to identify a possible supplier of battery-powered vehicles for the City's fleet. Austin has two objectives in this endeavor: 1) reducing atmospheric emissions from vehicle exhaust, and 2) substituting electric power for petroleum. Over the coming years, Austin Energy will be generating electricity increasingly from renewable sources such as wind. At the same time, America is becoming more dependent on imported oil.

We have determined that a practical electric vehicle must have a range of at least 100 miles per full battery charge, and performance comparable to conventional internal combustion engines. The life cycle cost of an electric vehicle would have to be comparable to that of gasoline-fueled vehicles, taking into account total lifetime projected energy costs, maintenance costs, and also factoring in the value of zero emissions for electric vehicles. With regard to clean air value of EVs, the Texas Emissions Reduction Program currently provides a subsidy for zero-emission vehicles.

We are delighted that Global Electric and Lithium House have a plan for manufacturing battery-powered electric vehicles that meet these requirements using the demonstrated capabilities of the lithium battery. We envision a collaboration between the Austin Energy and Global Electric that would entail a testing phase followed by a multi-vehicle demonstration phrase. During the testing phase, Austin Energy would purchase a single battery-powered electric vehicle from Global Electric for use in our vehicle fleet. We will work with Global Electric to develop a monitoring program to measure and document performance, maintenance and other essential data. These data would be used by Global Electric to refine designs of future vehicles. Contingent on success during the testing phrase, the City of Austin would purchase additional vehicles from Global Electric. The number and price are to be determined following the testing phase. Since these City of Austin vehicles will be clearly marked as electric-powered, we expect the demonstration phase to attract considerable public attention. Needless to say, growing awareness of practical electric vehicles would accelerate the creation of a private sector market for EVs.

At this time, we can express interest in this plan, but Austin Energy can only commit funds for the test phase following approval of our coming year's budget by the Austin City Council in September. We are requesting funding for purchase of an electric PT Cruiser using lithium batteries. If the City Council approves this budget request, we would purchase the vehicle this October. It is my understanding that Global Electric acknowledges that this agreement is contingent upon approval by the Austin City Council in September. In the meantime, Global Electric will proceed with the test phase of the plan.

Please call me if you have any questions. We look forward to working with Global Electric and Lithium House to demonstrate the value of electric-powered transportation.

Sincerely,

/s/ Mark Kapner
Mark Kapner
Senior Strategy Planner